Exhibit 99.3


Slide 1

[ASML Logo]

Peter Wennink
Executive Vice President and Chief Financial Officer

CSFB European Technology Conference
May 20, 2003 - Barcelona, Spain

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Slide 2

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995; the matters discussed during this presentation include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.

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Slide 3

Capital Spending decreases as a percentage of Semiconductor revenues

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Slide 4

Capacity Utilization is increasing - highest in ASML's "sweet spot"

 -----------------------------------------------------------------------------
 Node                90nm           130nm         180nm          250nm
  ------------------- -------------- ------------- -------------- ------------
 '03 JAN             87 %           86 %          73 %           61 %
  ------------------- -------------- ------------- -------------- ------------
 '03 FEB             88 %           87 %          73 %           61 %
  ------------------- -------------- ------------- -------------- ------------
 '03 MAR             95 %           95 %          78 %           64 %
 -----------------------------------------------------------------------------
 '03 APR             98 %           97 %          78 %           65 %
 -----------------------------------------------------------------------------

VLSI Research:  April 14, 2003

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Slide 5

And semiconductor unit output is at near peak levels

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Slide 6

But PMI dropped to lowest point in 15 months

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Slide 7


Progress on Restructuring and Cash Generation

o    Announced restructuring in Dec. 2002
     o    Full effect to be seen from Q3 '03 onward

o    Cash generation plan and goals intact
     o    40 M euro generated from litho operations in Q1 '03

o    380 M euro convertible subordinated notes issued May 8th '03

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Slide 8

Dataquest sees long term Litho growth

[GRAPHIC OMITTED]


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Slide 9

ASMLs Competitive Position

May 1, 2003


ASML Named World
Leader in Stepper Market

54 Percent Share of Market Captured by ASML, according to analyst firm.


Dataquest, May 2003

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Slide 10

ASML is extending ArF to 80nm in Q3 2003

TWINSCAN AT: 1200

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A High NA, High Throughput, Dual Stage,
193 nm Step & Scan System

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Slide 11

On an industry accepted platform world wide

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12 TWINSCANS in Europe
40 TWINSCANS in Asia
37 TWINSCANS in North America

89 TWINSCANS INSTALLED - Mar-03
with well over 100 by end 2003


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Slide 12

[ASML logo]